March 21, 2008

VIA EDGAR

Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:	Pamela Long - Assistant Director
Era Anagnosti - Staff Attorney
Terence O’Brien - Accounting Branch Chief
Ryan Rohn - Accountant

Re:	OriginOil, Inc. (the “Company”)
Registration Statement on Form S-1/A
Filed on: March 14, 2008
File No. 333-147980

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in its letter dated March 20, 2008 relating to the Registration Statement on Form S-1/A (the “Registration Statement”) of the Company. Please be advised that the Company will file a new Registration Statement, as recommended by the Staff. On behalf of the Company, we respond as follows.

Prospectus Cover Page

1.	The use of the term “units” in the fourth paragraph seems misplaced. Please correct accordingly.

Response: As per the Staff’s comments, the Company has revised its disclosure on the Cover Page of the Company’s Registration Statement on Form S-1/A.

Risk Factors, page 1

A lack of government subsidies for the biofuels industry may hinder…page 3

2.	Please revise your disclosure by providing a clearer understanding of biofuels industry dependency on government subsidies.

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Risk Factors of the Company’s Registration Statement on Form S-1/A to more clearly disclose the biofuels industry dependency on government subsidies.

Management Discussion and Analysis, page 6

Critical Accounting Policies, page 6

3.
We note your revised disclosure in response to comment 5 of our February 14, 2008 letter. Part V of SEC Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, states that the disclosure required in the Critical Accounting Estimates discussion of MD&A should supplement and not duplicate the accounting policies set forth the in financial statements. We note that your discussion repeats verbatim the accounting policies disclosed in pages 31, 32 and 34 of the registration statement, Please reconsider your disclosures in light of our guidance and the current status of your company’s business.

Response: The Company believes that the disclosures are stating the current status of the Company, and there are no additional items for the Company to add to the disclosure at this time.

Plan of Operation and Financing Needs, page 7

4.
We note your revised disclosure in response to comment 6 of our February 14, 2008 letter. In the second paragraph of your discussion the use of the term “process development” seems too generic; the terms “sensor array management” and “iteration of metering and logging” are not self-explanatory or easily understandable. Please revise your disclose to explain and provide a better understanding of these terms.

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Plan of Operations of the Company’s Registration Statement on Form S-1/A. The Company has provided the investor with clearer information that will enable the Investor to better and more easily understand the Company’s plan of operations.

Description of Business, page 8
Overview of Business, page 8

5.
In the second and third paragraphs of your revised disclosure, you arrive at certain conclusions aobout global warming and refer to certain statistical data about global oil demand. If the source of your disclosure in both paragraphs is information published by the Energy Information Association, please make such disclosure in the filing. Otherwise, please disclose the sources of your information.

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Description of Business of the Company’s Registration Statement on Form S-1/A to disclose the source of information used within.

Executive Compensation, page 12

6.
In the opening paragraph, you refer to “four most highly compensated officers.” We note, however, that on page 10 you state that you have only two full time employees and, other than Mr. T Riggs Eckelberry, you do not disclose executive compensation for any other officer. Please revise your disclosure to the extent necessary to remove any discrepancies.

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Executive Compensation of the Company’s Registration Statement on Form S-1/A to remove any discrepancies therein.

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If you have any further comments and/or questions, please contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Jared Daniel Verteramo
Jared Daniel Verteramo, Esq.